January 17, 2008
Ms. Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re:	Ausam Energy Corporation Registration Statement on Form S-1 Filed October 23, 2007 File No. 333- 146853
Dear Ms. Parker:
     On behalf of Ausam Energy Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 (“Amendment No.1”) to the above-referenced registration statement (the “Registration Statement”) and five black-lined copies indicating changes made to the Registration Statement.
     This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 21, 2007 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment the Company’s response.
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.
•	We believe this has been done.
2.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.
•	Amendment No. 1 has been updated with new financial statements as of September 30, 2007 and the “Business and MD&A” sections have been updated to reflect events that have occurred since the previous filing.
3.	Explain to us where you have provided, or revise your filing to provide, disclosure that clearly and completely addresses each of the items in Industry Guide 2, Disclosure of Oil and Gas Operations.
•	With respect to Item 2 of Guide 2, we have made no reports to any Federal authority or agency since December 31, 2006.

•	With respect to items 3 and 4 of Guide 2, during the fiscal year ended December 31, 2006, we had no production.

•	With respect to item 5 of Guide 2, undeveloped acreage in the United States is disclosed in the table set forth in “Business-Recent Developments-2007-United States-Corporate”. We have added a table for convenience that shows undeveloped acreage in Australia in a new section “Business-Recent Developments-2007/2008-Australia-Overview of Properties”.
1430, 1122 Fourth Street SW, Calgary, Alberta T2R 1M1 Canada

Phone: (403) 215-2380	Fax: (403) 206-1457	www.ausamenergy.com

Ausam Energy Corporation
January 15, 2008

•	With respect to item 6 of Guide 2, we have included a table to supplement the detailed descriptions already included with prior fiscal years.

•	Item 7 of Guide 2 is addressed by the description of the Quatre Prospect—1 and RDH Farms-1 wells.

•	Item 8 of Guide 2 is not applicable.
4.	We note that much of the material on your website www.ausamenergy.com is outdated. For example, your discussion of your strategy does not mention your US properties. Please update your website.
•	We have updated and revised the strategy section. We are working with third parties to completely update the website and expect to have this completed by the end of January of 2008.
Prospectus Summary, page 1
Our Business. page 1
5.	We note in your first paragraph in this section you state, “Through a reverse takeover of Northlinks Limited...and a series of private placements, we raised more than CDN$24 million at prices ranging from CDN$O.75 to CDN$0.90 per pre-consolidation common share...“. Please provide a time frame for these transactions, as we note that the price per share in the private placement that closed on September 10, 2007 was not within the CDN$0.75 to CDN$0.90 range.
•	The prices are, as stated, for “pre-consolidation common shares.” We have inserted prices for Common Shares in order to clarify.
6.	Please provide us with the source for your statement that several of your investors have “a legacy of oil and gas experience.”
•	The paragraph has been rewritten to remove the reference.
7.	It appears to us that the SKH transaction was a related party transaction. Please provide your analysis for why you did not provide the required disclosure for this transaction, especially as you state on page two that you have an “ongoing relationship” with SKH.
•	At the time of the transaction, SKH was not a related party. None of the SKH parties held any securities of Ausam and none of the affiliates of SKH held any position with Ausam as director or officer. The ongoing relationship is described in “Business-The SKH Purchase” in the description of the “Participation and Right of First Offer Agreement”.

•	The second paragraph of the Prospectus Summary has been re-written to clarify that the person who proposed the SKH transaction was not an affiliate or control person of Ausam.
Corporate Information, page 3
8.	Please provide the disclosure required by Item 503(b) of Regulation S-K.
•	We have included the address and telephone number of the principal office in the Corporate Information section of the Prospectus Summary.
Risk Factors, page 3
9.	Please provide more than a cross reference to the risks facing your company. Expand the discussion of the risks faced by your company and the industry in which you operate, and that investors may face in investing in your company.
•	Discussion is supplemented to highlight factors peculiar to our company.

Ausam Energy Corporation
January 15, 2008

Risk Factors. page 4
10.	Please provide precise captions that concisely identify the risk you discuss, including the potential harm or impact if it is realized. Merely including a phrase such as “Competition” is insufficient. Virtually all your captions require revision.
•	Captions revised for more specificity.
11.	Each risk factor should be tailored to your particular facts and circumstances. In that regard, please revise your risk factors to include those that are specific to your company.
•	Although the section “Risk Factors” includes certain risks that are specific to our company, many of the largest risks that we face are due to the fact that we operate in the oil and gas industry. We feel that a general discussion of the risk factors that face companies operating in that industry is appropriate for investors who do not have experience in this area.

•	We have added some additional risk factors that are specific to our company.
Environmental Matters and Regulation, page 5
12.	Risk factors should be short and concise. Please revise this risk factor and provide the related environmental and regulatory discussion at a more appropriate location in your registration statement.
•	The risk factor has been truncated to the general discussion and the rest has been moved to a new section under “Business.”
Future Issuance of Common Shares. page 13
13.	You state that “[S]substantially all of our outstanding options and the Common Shares issued upon conversion and exercise of the Debenture, outstanding options and warrants will be tradable under the United States federal securities laws.” Please clarify to explain which of your securities will not be “tradable”. Further, please clarify, what you mean by “tradable”.
•	We have revised to clarify that the term “tradable” refers to the Common Shares as the options are not transferable. The outstanding warrants are transferable, but as they are not being registered, they are only transferable if there is an exemption from registration.
Stock Exchange Listing. page 13
14.	We note that you state you will apply for a listing on AMEX. Please update this statement.
•	An application for listing is being prepared. We will amend when it is actually submitted. It should be noted that at this time our share price and market capitalization are below the minimum standard, so we do not anticipate that the application for listing will be approved until our share price increases.
Price Range of Common Shares. page 15
15.	Please provide us supplementally with a history your trading market on the TSX.V. Provide historical trading data, including the average daily volume for the Company’s common shares on the TSX.V for the past five years. We may have further comments.
•	See attached table

Ausam Energy Corporation
January 15, 2008

Selected Historical Consolidated Financial and Operating Data. page 17
16.	Revise the captions in your Balance Sheet Data and Income Statement Data to reflect your accumulated deficit as “Deficit accumulated during the development stage”.
•	Revised
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
17.	The MD&A requirements are intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of operations of the registrant, with particular emphasis on the registrant’s prospects for the future. Please expand your discussion to provide disclosure regarding the future impact of presently known trends, events or uncertainties. The discussion should encompass any trend, demand, commitment, event or uncertainty both presently known to management and reasonably likely to have material effects on the company’s financial condition or results of operation. See Release No. 33-6835 (May 18, 1989).
•	This has been added in the new “Overview” section.
18.	Please consider adding an overview section to your MD&A that discusses economic or industry-wide factors relevant to the company and how the company earns revenues and income and generates cash. The overview section should also provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Release No. 33-8350 (Nov. 29, 2003).
•	An overview has been added.
19.	Please clarify your opening sentence to indicate that you also are engaged in business in Canada, as you state on page 13.
•	Revised
Results of Operations. page 20
20.	Please revise your MD&A and be more descriptive of the changes in your results of operations for the discussed periods. Where your consolidated financial statements reveal material changes from year to year in one or more line items, please describe the causes for the changes to the extent necessary to an understanding of your business as a whole. Also, where you refer to two or more factors that contributed to material changes over the reported periods, revise to quantify the amount of the changes contributed by each of the factors or events. See Section III.D of Release No. 33-6835 (May 18, 1989). For example, on pages 26-27, the change in “Revenue” between the six-months ended June 30, 2007 and the six-months ended June 30, 2006, was $112,532, yet you explain $47,676 was from the Mosaic farmin and the rest apparently is from interest.
•	We have revised portions of the MD&A to comply with this request.
21.	Further, please explain why you included disclosure regarding your properties in your MD&A. It would seem that this would be better placed in your business section or a separate section on your properties. If you have included the information to address Item 303(a)(3)(iii), please revise to discuss how the described events or transactions relating

Ausam Energy Corporation
January 15, 2008

to each property affected reported income from operations and the extent to which income was so affected.
•	The description of the properties is somewhat duplicative and has been pared down. However, in keeping with the SEC directive that MD&A should be more than a checklist of changes in financial results, the description is intended to explain the amounts and use of various funds by explaining the operational purpose behind them and to comply with Item 303(a)(3)(i). Further suggestions would be welcome.
Mosaic Farmin. page 21
22.	Provide us with your analysis for why you did not include the agreement entered into with Mosaic Oil NE as an exhibit to your registration statement.
•	The provisions of the farmin agreement with Mosaic Oil NE are described in the registration statement. Since we have elected not to participate in Stage 2, the farmin agreement is no longer relevant since we will not be earning any additional percentage interest in the permits. What remains relevant to investors is our current percentage ownership in the permits.
Kyeen Creek. page 22
23.	Please update this description and provide the outcome of the evaluation of the sidewall cores.
•	The description has been updated.
PEP 166 — Victoria &page 22
24.	Provide the current status of the Hazelwood-l well. It appears from your disclosure that the Boola-Boola-2 well was terminated, but there is no outcome provided for Hazelwood-1.
•	The Hazelwood-1 well has been suspended by the operator, Lakes Oil NL. It is our belief that the well is a dry hole, as stated in the section “Business-Recent Developments-2007-Australia-Drilling.” The descriptions have been updated.
Proposed Drilling Program — United States. page 23
25.	Please provide a similar paragraph stating whether or not you have any proposed drilling in Australia.
•	Included
Selected Financial Information. page 26
26.	We note interest income appears to be reflected as revenue in this tabular presentation. Please revise your table to report revenue and interest income in a manner that is consistent with your consolidated statements of operations.
•	Tables have been revised
Liquidity and Financial Condition. page 28
27.	Please provide disclosure regarding the change in your cash position from December 31, 2006 to June 30, 2007 as described in the second and third paragraphs of this section. Further, we remind you of our general comment number [1] above.
•	Revised to show September 30, 2007 liquidity position. The disclosure regarding June 30 is felt to be informative as to the motivation to enter into the Huff Transaction.

Ausam Energy Corporation
January 15, 2008

Contractual Obligations. page 31
28.	Please include the table required under Item 303(a)(5) of Regulation S-K. We note that you have other debt outstanding, including debt under the debenture.
•	The table was not included because it calls for the specified items as of the end of the last fiscal year. The debt under the debenture would not be included, and we had no debt outstanding as of December 31, 2006. We have included the table.
29.	Explain to us how you have considered disclosing your asset retirement obligations and Australian exploration expenditure requirements under this section.
•	We have now included our asset retirement obligations in the table. We have no Australian exploration expenditure requirements as disclosed in note 13 to the audited December 31, 2006 financial statements, included in this registration statement.
Disclosure Controls and Procedures. page 33
30.	Please clearly state that you have voluntarily provided a discussion of disclosure controls and procedures and internal controls -over financial reporting, that you are not currently subject to the requirements of evaluating disclosure controls and procedures or internal controls over financial reporting and, if true, that you have not done everything required to comply with such requirements. Please clarify what type(s) of evaluation you have done versus what you will be required to undertake in performing a true assessment of your disclosure controls and procedures and your internal controls over financial reporting.
•	In Canada, effective December 31, 2006, Ausam was subject to Multi Lateral Instrument 52-109 which required that beginning with financial years ending on or after June 30, 2006, the CEO and CFO are required to certify, among other things, that they have designed the issuer’s internal control over financial reporting. The CEO and CFO review and document the controls in a manner that provides substantive support for the certification. Certifying officers are required to certify in their annual certificates that they have designed internal controls over Financial Reporting (“ICFR”) at the financial year end and that they have caused the issuer to disclose in its annual MD&A their assessment of the design. This is the disclosure that is included in the MD&A included in the Registration Statement.

Ausam documented the financial statement items that are material in Ausam’ financial statements and documented the processes and controls used to determine the accuracy of these items. No testing was required or was done. Due to the limited number of employees involved in the financial statement preparation process, many of the controls involve a top down assessment and verification of the actual financial statement items as at the reporting date. A more extensive assessment of the controls would involve a walkthrough review or audit of the documented controls to determine their overall effectiveness.

Ausam Energy Corporation
January 15, 2008

31.	Please clarify that your disclosure controls and procedures are effective to provide reasonable assurance that material information related to your company is made known to you Chief Executive Officer and Chief Financial Officer on a timely basis. Further, please explain how you reached the conclusion that your disclosure controls and procedures are effective in light of the fact that you had a material weakness in your internal controls.
•	The Company has a policy, in effect and communicated within the Company, that the Company’s investor relations and shareholder communications will almost exclusively be conducted by the Company’s CEO. The Company does not use third parties for investor relations. The other spokespersons for the Company are the CFO and VP Compliance. All of these individuals are experienced in public markets and in communications with shareholders. In the event detailed non public information is disclosed to third parties in connection with specific transactions, financings or other situations, standard non disclosure agreements are executed. The Company follows a rigorous and extensive review process that involves review and approval by all directors and legal counsel prior to the distribution of press releases and information relating to the company. The actual issuance of press releases is centralized and controlled. The Company has in place a “Trading and Disclosure Policy” which is strictly adhered to. Due to the small size of the company, the day to day involvement of senior management in operating activities and the frequency and dissemination of minutes from management meetings, any material events affecting the company are properly brought to the attention of the Senior Management team. At this stage the need for disclosure will be assessed and if necessary the process described above will be followed.

.	Based on these processes, the small size of Company and the close working relationships amongst the senior executives, directors and legal counsel, we conclude that our disclosure controls and procedures are effective.
32.	Please clarify whether or not the disclosure controls and procedures and internal controls over financial reporting you are using in your discussion are the same as those discussed in Rules 13a-15 and 15d-15 under the Exchange Act. If they are not the same, please discuss the differences.
•	Ausam’s disclosure controls and procedures and internal controls over financial reporting are the same as those discussed in Rules 13a-15 and 15d-15 under the Exchange Act.
Internal Controls over Financial Reporting. page 33
33.	Please include a discussion in your risk factors section of your weakness in your internal controls over financial reporting and the possible lack of in-house taxation, accounting and reporting expertise.
•	Added.

Ausam Energy Corporation
January 15, 2008

34.	We note control deficiencies have been identified within your “accounting and financial function” and your “financial information systems” over “segregation of duties” and “user access”, respectively. It appears your disclosure regarding future remediation of these material weaknesses addresses the segregation of duties weakness, but not the issue of user access to your financial information systems. With respect to the “user access” deficiencies, revise your disclosure to more fully address the specific control issues, their potential impact on your financial reporting, and your remediation plans.
•	We have revised the disclosure to include a discussion of the financial information systems. The user access control deficiency is closely related to the lack of segregation of duties issue. The issue is that in certain locations, individuals responsible for creating accounting entries in certain circumstances will also process the entries. They also have direct access to the accounting system. In practice this means certain senior staff can initiate, input and can change entries processed in the accounting system. As the company grows and additional staff are hired, the functions can be better segregated and in particular access to the accounting systems will become more restricted and segregated. The company at this time relies on high level controls involving Senior Management analytical review, detailed knowledge of the business (which at this time has a relatively small scope) and audit committee review.
Business, page 35
General Development of the Business, page 35
35.	Provide a definition for a “[J]unior capital pool corporation”.
•	The following definition has been added to the Glossary:
“A junior capital pool (JCP) was a type of corporate structure which allowed a company to issue stock to the public without specifying how the funds would be used. The purpose of a junior capital pool was to provide an easy way for start-up companies to raise capital from the public. Under a junior capital pool corporate start-up plan, the principals of a company had to invest a minimum of $100,000 into the company before the junior capital pool can offered shares to the public. The concept for the junior capital pool originated in Alberta, Canada, primarily due to wide-spread speculation regarding the area’s oil reserves, and, by its very nature, a junior capital pool corporation was considered a risky investment by most investors. The junior capital pool concept was only legal in the country of Canada and has since been replaced by the capital pool company program.”
The SKH Purchase, page 36
36.	In the second paragraph on this page, please clarify that you are discussing the Huff Transaction.
•	The “$17,800,000 in secured debt facilities” referred to are not part of the Huff Transaction, but is the facility that expired unused on June 8, 2007. The reference to the Huff Transaction has been removed.
37.	Please state what the Undeveloped Prospects consist of. Are they properties obtained under the Participation Agreement or do they include other SKH properties?
•	Corrected to note that it is a reference to “UnTested Prospects”, a term defined in the Participation Agreement, which is included as part of Exhibit 10.9. The

Ausam Energy Corporation
January 15, 2008

“UnTested Prospects” are a subset of the “SKH Prospects”, which is defined as the initial 19 prospects.
Strategy. page 36
38.	Please reconcile your strategy discussion here with that of your discussion in the summary section and with your disclosure on pages 20-21.
•	Reconciled.
Management. page 42
39.	Item 401 of Regulation S-K requires you to provide a complete five year biographical sketch for your officers and directors. However, your disclosure in some sketches is ambiguous with regard to time or appears to leave substantial gaps in the five year period. For example, Mr. Eriksson’s biography does not include any information regarding the time periods during which he worked for the companies listed in his sketch. Please revise to eliminate all gaps and ambiguities with regard to time in the sketches.
•	Revised.
40.	Please clarify Mr. Hitchcock’s role with your company prior to July 5, 2007.
•	Mr. Hitchcock was instrumental in presenting the SKH Transaction to us as one of several possibilities. At the time, he was not an affiliate or control person of Ausam. Once our management and board of directors had determined to proceed with the transaction, he acted as broker in assisting to raise the necessary funds. He also invested personally in both the unit offering and the offering of Preferred Shares in February 2007, and provided a portion of the debt facility, all as described in the section on Related Party Transactions.
41.	Please indicate that there is an agreement with the Huff entities pursuant to which Mr. Borak sits on your board of directors.
•	A sentence has been added referencing the terms of the Debenture, which is an exhibit to the Registration Statement.
42.	Please provide the standard by which you are determining the independence of your directors. See Item 407 of Regulation S-K.
•	We have used the standards of the American Stock Exchange in determining the independence of our directors.
Executive Compensation — Summary Compensation Table. page 43
43.	We note that you or your subsidiaries have other executives whose total compensation exceeds $100,000. Please provide your analysis for why at least two of these individuals are not included in your executive compensation section as Named Executive Officers pursuant to Item 402(a)(3) of Regulation S-K.
•	Two additional individuals are included who were not employees as of the end of the last completed fiscal year.
Compensation Discussion and Analysis, page 47
44.	You state that you benchmark your executive compensation against that of a peer group of companies. Please identify the companies against which you benchmark and discuss the characteristics that make them “peer” companies.

Ausam Energy Corporation
January 15, 2008

•	The companies were chosen by an independent third party consultant. The companies he selected were: Heritage Oil Corp., Storm Cat Energy, Churchill Energy, Antrim Energy, Caspian Energy, Bow Valley Energy, Capital Energy, Zapata Energy, Bonterra Energy Trust, Oilexco, and Gentry Energy. The companies were selected on the basis of low production (<4,000 boe/d) but potential high exploration upside.
Employment Agreements, page 48
45.	Please clarify the system by which bonuses are awarded as, according to Mr. Avery’s employment agreement, it appears that the bonuses will be paid, “based on his performance and the performance of the Company.” You state that many of your executives will receive a cash bonus if they use their “best efforts to achieve the company’s objectives.” Please revise your disclosure to clarify on an individual basis the objectives that must be met in order for the executive to receive such bonus.
•	The tests described are the terms of the employment agreements with the respective individuals. The board of directors determines, in its discretion, whether the described test has been met.
Compensation of Directors, page 51
46.	Please consolidate your disclosure on pages 51 and 46 regarding compensation of directors.
•	It has been included in both locations because the three members of the board who receive compensation under the newly adopted plan are not shown as receiving compensation at the end of the prior fiscal year in the required table on p. 46, making the table somewhat confusing.[Richard, is the comment “making the table somewhat confusing” necessary?]
Selling Shareholders. page 55
47.	Please disclose how the shares were acquired by the selling shareholders.
•	As a public company, we are not always aware of how our shareholders acquire their shares. We have included disclosure of those who have acquired their shares in private placements.
48.	We note your disclosure on pages 62 and 61. However, please specifically state whether any selling shareholder is a broker-dealer (other than Pembroke Capital LLC) and identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.
•	To our knowledge, the only selling shareholders who are broker-dealers are Pembroke Capital LLC, COSCO Capital Management LLC, and Private Energy Securities, Inc. None of these firms is acting as an underwriter and all shares held by them were obtained as compensation for investment banking services. As part of the questionnaire being circulated in response to Item 49 below, we have inquired of each shareholder whether it is a broker-dealer.
49.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation 1.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.
•	We have circulated a questionnaire to all shareholders requesting this information and will include it in the next amendment.

Ausam Energy Corporation
January 15, 2008

Certain Relationships and Related Person Transactions. page 63
50.	Please revise your second paragraph to state that you have related persons transactions that are described below and delete the phrase, “Except as otherwise described in this registration statement.”
•	Revised
Consolidated Balance Sheet. page F-4
51.	Please revise the face of your consolidated balance sheet to comply with Rule 4-10(7)(ii) of Regulation S-X and state the aggregate of the capitalized costs of unproved properties that are excluded from capitalized costs being amortized.
•	Revised
Consolidated Statements of Cash Flows, page F-7
52.	Tell us and disclose what is included within investing activities for your changes in non-working capital — specifically why the capital expenditures and deferred costs under this sub-heading are segregated from the other capital additions and deferred costs within investing activities.
•	We have revised the presentation to disclose these items on a cash basis.
Note 2. Significant Accounting Policies. page F-9
Foreign currency translation
53.	Please provide a detailed analysis that supports your determination that the functional currency of the company, including its subsidiary in the United States, is the Canadian dollar.
•	A. With respect to Ausam Energy Corporation (“AEC”):
In summary, the operations of AEC at December 31, 2006 were viewed as being self-contained and integrated within Canada and therefore the functional currency would be the currency of Canada, namely “CAD”.
AEC is the legal parent of the group of companies and it was determined by management that at December 31, 2006 it had a CAD functional currency based on the consideration of cash flow, sales price, sales market, expense, financing and intercompany transactions and arrangements indicators
The assessment of functional currency indicators is summarized below:
As at December 31, 2006

Functional Currency Indicators	Assessment
Cash flow indicators
Cash Inflows — AEC has no source of cash inflow other than proceeds from financings and interest earned on term deposits in Canada. The majority of the cash inflows in AEC are CAD due to interest earned in CAD on proceeds from CAD denominated financings.

Cash Outflows — The cash outflows in AEC are principally in CAD. General and administrative costs of AEC in Canada, which are substantial, are incurred and paid in CAD. All senior executives of AEC are

Ausam Energy Corporation
January 15, 2008

based in Canada, and are paid in CAD. CAD expenditures include the payment of salaries for four management and administration staff, office rent and office expenses legal and financing fees, and regulatory filing expenses. Where there are USD expenses, CAD have to be converted to USD on an as needed basis.

Cash flows related to AEC’s individual assets and liabilities are denominated principally in CAD. The assets and liabilities of AEC primarily include Cash, Prepaid Expenses, Accounts Payable and Accrued Liabilities which relate to corporate expenses incurred in Canada and on behalf of Noram (the US operating company). AEC does not own any Canadian O&G properties.

Sales price indicators
N/A — AEC does not own any Canadian O&G properties; as a result, there are no O&G sales. The only revenue for AEC is interest income generated primarily from CAD deposits, in CAD, from proceeds from the issue of CAD equity issues.

Sales market indicators	N/A — As mentioned above, AEC does not own any O&G properties in Canada.

Expense indicators	AEC’s expenses in Canada primarily relate to corporate level expenditures (salaries for employees in Canada, legal and audit, etc.)

Financing indicators
Following the acquisition transaction in July 2004, where AEC acquired 100% of the common shares of Ausam Resources Pty Limited, and until December 31, 2006, the majority of financing (approx 95%) for the consolidated group has been raised in Canadian funds.
Surplus funds for the group are generally held in CAD by AEC and earned CAD interest income.

Intercompany transactions and arrangements indicators	Since July 2004 and until December 31, 2006 all inter-company transaction between AEC and its Australian and US subsidiaries are denominated in CAD.
Conclusion: The functional currency for AEC is the Canadian Dollar.
As at September 30, 2007
Prior to Q3 2007, AEC had a CAD functional currency. As part of management’s ongoing review and assessment process during fiscal 2007, and following a series of significant changes in AEC’s economic facts and circumstances, the functional currency was changed from CAD to USD. The changes are summarized as follows:
· On July 5, 2007, AEC closed US $25 million in financing through the issuance of a 9% Convertible Debenture due July 3, 2012 and bearing interest at 9% per annum payable quarterly on the last day of each such quarter commencing with September 30, 2007. Interest and Principal is repayable in USD.
· As at September 30, 2007, the total equity of AEC raised by way of the issuance of common shares and warrants is USD $78.6 million of which USD $52.4 million relates to equity offerings issued in USD.
· Effective July 1, 2007, all intercompany billings (approx USD $1.7M for the third quarter) to the subsidiary Noram Resources Ltd (“Noram”) are denominated in USD.
· USD have become dominant in management’s budgeting process for the upcoming year (2008) and monthly internal reports provided to the Board of

Ausam Energy Corporation
January 15, 2008

Directors and to The Huff Energy Fund L.P. (the holder of the debenture) are in USD. Since July 1, 2007 all management reports and information provided to security holders are in USD.
· Following the July 2007 convertible debt financing, the company holds significant USD cash balances. Since July 2007, AEC’s policy is to hold all surplus funds in USD and as at Sept 30, 2007 the cash balance was USD $12.8 million. Management’s intention for holding these funds in USD is to finance the company’s US operations and capital budget which are USD denominated.
The assessment of functional currency indicators is summarized below:

Functional Currency Indicators	Assessment
Cash flow indicators
Cash Inflows — AEC has no source of cash inflow other than proceeds from USD financings and USD interest earned on term deposits. During 2007 all financing arrangements including the Preferred Shares (USD $10 million) and Common Shares (USD$16.7 million, and the Convertible Debenture ($25 million USD) were issued in USD. Proceeds from these cash inflows will be used to incur USD expenses related to US expansion plans and the company’s new strategic direction. Unused proceeds held on deposit in USD will generate USD interest income.
As at September 30, 2007, the total equity raised by way of the issuance of common shares and warrants and debt of AEC is USD $97.6 million of which USD $71.4 million relates to equity and debt offerings issued in USD.

Cash Outflows — The cash outflows in AEC are now principally in USD. USD expenditures include interest on convertible debt, legal and financing fees, directors’ fees and regulatory filing expenses. CAD expenditures include the payment of salaries for two remaining management staff, office rent and office expenses. In order to pay these expenses, USD have to be converted to CAD on a monthly as needed basis.

Cash flows related to AEC’s individual assets and liabilities are denominated principally in USD. The assets and liabilities of AEC primarily include Cash, Prepaid Expenses, Accounts Payable and Accrued Liabilities which relate to corporate expenses incurred in Canada and on behalf of Noram (the US operating company). AEC does not own any Canadian O&G properties.

Sales price indicators
N/A — AEC does not own any Canadian O&G properties; as a result, there are no O&G sales. The only revenues for AEC relate to interest income generated primarily from USD deposits, in USD, from proceeds of the USD convertible debenture.

Sales market indicators	N/A — As mentioned above, AEC does not own any O&G properties in Canada.

Expense indicators	AEC’s expenses in Canada primarily relate to corporate level expenditures (salaries for employees in Canada, legal and audit, etc.)

Financing indicators	Commencing in 2007 AEC generates financing for operations through USD equity offerings and in July

Ausam Energy Corporation
January 15, 2008

2007 AEC issued a convertible debenture for USD $25 million (refer to quantitative analysis in cash flow indicators above). Since July 2007, AEC’s policy is to hold all surplus funds in USD.

Intercompany transactions and arrangements indicators	Effective July 1, 2007, all inter-company transaction between AEC (the parent company) & Noram (a foreign subsidiary) are accounted for in $USD.
Conclusion: The functional currency for AEC is the US Dollar.
B. With respect to Noram Resources Inc, a wholly owned subsidiary of AEC:
December 31, 2006
1.	Noram was incorporated and registered for business in Texas in September, 2006.

2.	As at December 31, 2006 and prior to the closing of the SKH transaction in February 2007, Noram had no significant operations. Commencement of day to day operations was conditional upon the successful closing of the SKH transaction. The effective date of the SKH acquisition and associated USD based financings is February 8, 2007, the date when the financings closed and all other conditions associated with the transaction were completed.

3.	At December 31, 2006 there was no certainty that the SKH transaction would close.

4.	Noram’s sole source of financing was from the parent company, AEC, whose functional currency was Canadian dollars.

5.	At December 31, 2006 Noram had no source of revenue or cash flow and therefore no cash flows from Noram to AEC, and therefore Noram’s day to day activities were dependent on funding from AEC.

6.	All day to day operating expenses were being paid from the Canadian company. These included consulting fees and professional fees.

7.	The only significant asset in Noram at December 31, 2006 was the non-cash assignment of 20% the Iola prospect for a deemed value of approximately US$1.1 million. Under the terms of the Noram warrants issued in October 2006, if the SKH transaction failed to close, then the ownership of Noram, and therefore the assigned interest in the Iola prospect, would revert to the Noram warrant holders.
In summary, since Noram’s operations at December 31, 2006 were viewed as a direct and integral component or extension of AEC’s operations, Noram’s functional currency was not considered to be the currency of the country in which Noram is located, namely the US dollar. AEC’s functional currency, namely the Canadian dollar, would be the functional currency for this situation.
September 30, 2007
Following the completion of the SKH transaction in February 2007 and the commencement of active operations in the United States, the nature of Noram’s

Ausam Energy Corporation
January 15, 2008

operations was re-assessed and Noram’s functional currency became the USD for the reporting period ending March 31, 2007.
     The assessment of functional currency indicators for Noram is summarized below:

Functional Currency Indicators	Assessment
Cash flow indicators
Cash Inflows — During 2007 a management and operations team was put in place in Houston, and drilling operations commenced with 2 wells drilled during the third quarter of 2007. Successful results have been achieved to date and management expects these results will translate into the commencement of oil and gas revenue within 6 months. Approximately $24.1 million had been advanced to Noram from AEC as at September 30, 2007. Proceeds from these cash advances have been principally used to acquire oil and gas properties in the United States, all paid in USD. Funds received in USD have also been used to incur USD expenses, comprising drilling and exploration costs, employee costs, and other office costs related to the US expansion strategy. At this time Noram has no sources of cash inflow other than USD funding from its parent company AEC.

Cash Outflows — The cash outflows in Noram are all in USD. USD expenditures comprise acquisition of oil and gas properties, drilling and exploration costs, employee costs, and other office costs as discussed above.
Cash flows related to Noram’s individual assets and liabilities are denominated in USD. The assets and liabilities of Noram primarily include oil and gas properties, capitalized drilling and exploration costs, cash, prepaid expenses and accounts payable, all of which relate to operations in the US.

Sales price indicators	All proceeds from the sale of oil and gas production will be paid in USD. Any sales contracts will be denominated in USD.

Sales market indicators	The market will be in the United States.

Expense indicators	All of Noram’s expenses are in USD as discussed above.

Financing indicators
Commencing in 2007 Noram was funded in USD from shareholder advances from AEC. The July 2007 convertible debt was entered into jointly with AEC and Noram, and is secured, amongst other things, by all of the assets of Noram.

Intercompany transactions and arrangements indicators	Effective July 1, 2007, all inter-company transactions between AEC (the parent company) & Noram (a foreign subsidiary) are accounted for in USD.
Conclusion: The functional currency for Noram is the US Dollar.

Ausam Energy Corporation
January 15, 2008

Note 3. Net properties and equipment. page F-15
54. Revise your disclosure to comply with Rule 4-1 O(7)(ii) of Regulation S-X and provide a description of the current status of the significant properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation.
•	Revised.
Note 5. Advances to joint venture partners, page F- 16
55. Please revise your disclosure to clarify what these amounts represent — your current disclosure related to these advances is confusing.
•	The disclosure has been revised.
Note 8. Share Capital Additional paid-in Capital. page F-21
56. We note the adjustment to additional paid-in capital for the assignment of 20% of the oil and gas property lease in February 2007. Tell us more specifically how you have accounted for the lease and why it is appropriate to record it in additional paid-in capital. Further, tell us why it has been recorded in the year ended 2006, when the transaction closed in February 2007.
•	Footnote (1) to Note 8 e) on page F-21 has been amended to clarify the date of assignment of 20% of the Iola prospect. .

•	Based on the value of the Iola prospect contained in the SKH Purchase Agreement signed on September 22, 2006, we calculated the fair value of the 20% assigned to Noram on October 2, 2006. As this was a non-cash transaction, the fair value of the asset assigned was capitalized as an unproved property acquisition cost and recorded as additional paid-in capital.
Consolidated Financial Statements for the Six Months ended June 30. 2007 and 2006 General
57. We note your financial information is for the period ending June 30, 2007. In your revised S- 1, please update your financial information as required by Rule 210(g) of Regulation S-X.
•	Period ending September 30, 2007 is now included, replacing June 30, 2007.
58. Revise your financial statements and footnotes to fully comply with the requirements of Rule 4-l0(7)(ii) of Regulation S-X.
•	Revised to show proven and unproven properties separately.
Note 3. Net properties and equipment. page F-37
59. Disclosure under this note indicates that you have excluded costs of certain “undeveloped” properties from the depletion calculation. Describe to us, in reasonable detail, the status of the excluded properties. Also, explain your basis for excluding the costs. Provide reference to the relevant guidance in Rule 4-10 of Regulation S-X.
· Note 3 has been revised to comply with Rule 4-10 (7) of Regulation S-X and provide disclosure by geographic area.
· The undeveloped properties are those that we have yet to drill a well on. As such, they have neither reserves nor production associated with them, and we have therefore excluded them from a depletion calculation.
· The status of the excluded properties is that we are proceeding with our intent to drill exploration wells on each of them. As part of the ordinary course of business, each is at a different stage in that process, and they will progress at different rates.

Ausam Energy Corporation
January 15, 2008

Note 9. Segmented Information. page F-42
60. Revise your tabular presentation to reconcile the total amounts by segment to your consolidated statement of operations. Revise your total revenue by segment amounts to reflect the revenue on your statement of operations.
•	Revised.
Undertakings. page 11-4
61. While you have provided the undertaking set forth in Item 512(i) of Regulation S-K, please note that it does not appear that you are relying on Rule 430A. Additionally, please provide the undertaking set forth in Item 512(a)(5).
•	The undertaking set forth in Item 512(i) of Regulation S-K has been omitted and the undertaking set forth in Item 512(a)(5)(ii) has been inserted.
Exhibits
62. Please file a legal opinion as an exhibit, as required by Item 601 of Regulation SK. We will need time to review the legal opinion once it is filed.
•	Included as Exhibit 5.1
Closing Comments
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff; acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Ausam Energy Corporation
January 15, 2008

     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
     We understand the matters set forth above and we intend to comply with them.
     If you have any questions or comments concerning Amendment No. 1 of the foregoing responses to your comments, please call the undersigned at (403) 215-2382 or, in his absence, William G. Lee of the law firm of Vinson & Elkins L.L.P. at (713) 758-2180.
Very truly yours,

/s/ RICHARD G. LUMMIS

Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation

EXHIBIT A
Ausam Energy Corporation
Historical Stock Prices

Date	Open	High	Low	Close	Volume	Adj Close
1/14/2008	1.25	1.25	1.25	1.25	5,000	1.25
1/11/2008	1.22	1.22	1.22	1.22	1,600	1.22
1/10/2008	1.20	1.20	1.20	1.20	—	1.20
1/9/2008	1.20	1.20	1.20	1.20	1,600	1.20
1/8/2008	1.19	1.20	1.19	1.20	15,900	1.20
1/7/2008	1.06	1.20	1.06	1.20	900	1.20
1/4/2008	1.20	1.20	1.20	1.20	—	1.20
1/3/2008	1.20	1.20	1.20	1.20	400	1.20
1/2/2008	1.20	1.20	1.20	1.20	600	1.20
12/31/2007	1.44	1.44	1.25	1.25	1,100	1.25
12/28/2007	1.29	1.29	1.11	1.11	3,000	1.11
12/27/2007	1.27	1.52	1.27	1.52	600	1.52
12/24/2007	1.20	1.21	1.19	1.19	9,000	1.19
12/21/2007	1.20	1.30	1.20	1.30	5,000	1.30
12/20/2007	1.42	1.42	1.12	1.30	9,300	1.30
12/19/2007	1.46	1.50	1.42	1.49	29,300	1.49
12/18/2007	1.42	1.65	1.42	1.42	11,400	1.42
12/17/2007	1.50	1.50	1.40	1.40	13,500	1.40
12/14/2007	1.60	1.60	1.60	1.60	—	1.60
12/13/2007	1.25	1.80	1.25	1.60	54,800	1.60
12/12/2007	1.25	1.25	1.25	1.25	200	1.25
12/11/2007	1.62	1.62	1.62	1.62	200	1.62
12/10/2007	1.62	1.62	1.62	1.62	—	1.62
12/7/2007	1.62	1.62	1.62	1.62	100	1.62
12/6/2007	1.62	1.62	1.62	1.62	—	1.62
12/5/2007	1.55	1.62	1.55	1.62	10,000	1.62
12/4/2007	1.78	1.78	1.78	1.78	—	1.78
12/3/2007	1.78	1.78	1.78	1.78	5,600	1.78
11/30/2007	1.75	1.75	1.75	1.75	1,000	1.75
11/29/2007	1.65	1.71	1.60	1.71	16,900	1.71
11/28/2007	1.70	1.70	1.50	1.65	20,100	1.65
11/27/2007	1.15	1.73	1.15	1.73	1,800	1.73
11/26/2007	1.60	1.60	1.60	1.60	—	1.60
11/23/2007	1.60	1.60	1.60	1.60	—	1.60
11/22/2007	1.60	1.60	1.60	1.60	1,500	1.60
11/21/2007	1.72	1.72	1.72	1.72	—	1.72
11/20/2007	1.72	1.72	1.72	1.72	9,800	1.72

11/19/2007	1.75	1.75	1.75	1.75	—	1.75
11/16/2007	1.50	1.75	1.50	1.75	300	1.75
11/15/2007	2.00	2.00	2.00	2.00	—	2.00
11/14/2007	2.00	2.00	2.00	2.00	400	2.00
11/13/2007	2.25	2.25	2.25	2.25	—	2.25
11/12/2007	2.04	2.25	2.04	2.25	1,700	2.25
11/9/2007	2.12	2.12	2.12	2.12	—	2.12
11/8/2007	2.10	2.12	1.99	2.12	3,900	2.12
11/7/2007	2.10	2.10	2.10	2.10	2,500	2.10
11/6/2007	2.10	2.10	2.10	2.10	1,800	2.10
11/5/2007	2.17	2.17	2.17	2.17	100	2.17
11/2/2007	1.80	2.17	1.80	2.00	500	2.00
11/1/2007	2.20	2.28	2.20	2.25	18,000	2.25
10/31/2007	2.21	2.21	2.21	2.21	1,000	2.21
10/30/2007	2.10	2.22	2.10	2.22	2,400	2.22
10/29/2007	1.75	2.57	1.75	2.29	1,400	2.29
10/26/2007	2.05	2.31	2.00	2.31	12,200	2.31
10/25/2007	2.00	2.32	1.80	2.32	8,500	2.32
10/24/2007	2.35	2.35	2.35	2.35	500	2.35
10/23/2007	2.45	2.45	2.38	2.38	7,800	2.38
10/22/2007	2.05	2.05	2.05	2.05	500	2.05
10/19/2007	2.50	2.50	2.50	2.50	100	2.50
10/18/2007	2.65	2.65	2.65	2.65	—	2.65
10/17/2007	2.65	2.65	2.65	2.65	600	2.65
10/16/2007	2.10	2.10	2.10	2.10	200	2.10
10/15/2007	2.01	2.01	2.01	2.01	1,100	2.01
10/12/2007	2.10	2.10	2.00	2.00	10,800	2.00
10/11/2007	2.10	2.10	2.10	2.10	—	2.10
10/10/2007	2.10	2.10	2.10	2.10	1,100	2.10
10/9/2007	2.01	2.10	2.01	2.10	20,000	2.10
10/5/2007	2.50	2.50	2.00	2.00	5,800	2.00
10/4/2007	0.50	0.50	0.50	0.50	—	2.50
10/3/2007	0.50	0.50	0.50	0.50	1,000	2.50
10/2/2007	0.55	0.55	0.55	0.55	3,700	2.75
10/1/2007	0.57	0.57	0.57	0.57	8,100	2.85
9/28/2007	0.50	0.50	0.50	0.50	—	2.50
9/27/2007	0.50	0.50	0.50	0.50	—	2.50
9/26/2007	0.44	0.50	0.44	0.50	10,100	2.50
9/25/2007	0.45	0.45	0.45	0.45	1,000	2.25
9/24/2007	0.50	0.50	0.44	0.44	3,200	2.20
9/21/2007	0.49	0.50	0.48	0.50	6,100	2.50
9/20/2007	0.50	0.50	0.48	0.50	8,100	2.50
9/19/2007	0.52	0.52	0.50	0.50	2,900	2.50

9/18/2007	0.49	0.49	0.49	0.49	2,000	2.45
9/17/2007	0.45	0.45	0.42	0.42	2,000	2.10
9/14/2007	0.51	0.51	0.51	0.51	—	2.55
9/13/2007	0.49	0.51	0.49	0.51	10,000	2.55
9/12/2007	0.47	0.50	0.47	0.50	3,000	2.50
9/11/2007	0.43	0.43	0.40	0.40	9,300	2.00
9/10/2007	0.44	0.44	0.44	0.44	1,000	2.20
9/7/2007	0.50	0.50	0.50	0.50	2,000	2.50
9/6/2007	0.41	0.50	0.41	0.50	11,300	2.50
9/5/2007	0.47	0.50	0.46	0.50	9,600	2.50
9/4/2007	0.46	0.50	0.40	0.48	30,400	2.40
8/31/2007	0.50	0.50	0.50	0.50	11,200	2.50
8/30/2007	0.54	0.55	0.54	0.55	10,000	2.75
8/29/2007	0.48	0.57	0.48	0.57	34,100	2.85
8/28/2007	0.48	0.53	0.48	0.48	4,000	2.40
8/27/2007	0.50	0.55	0.50	0.55	2,100	2.75
8/24/2007	0.50	0.50	0.46	0.50	8,900	2.50
8/23/2007	0.47	0.48	0.47	0.48	13,400	2.40
8/22/2007	0.49	0.55	0.48	0.48	21,700	2.40
8/21/2007	0.49	0.49	0.47	0.47	11,500	2.35
8/20/2007	0.52	0.52	0.52	0.52	—	2.60
8/17/2007	0.52	0.52	0.52	0.52	—	2.60
8/16/2007	0.52	0.52	0.50	0.52	9,500	2.60
8/15/2007	0.53	0.54	0.53	0.53	16,000	2.65
8/14/2007	0.54	0.59	0.54	0.59	4,000	2.95
8/13/2007	0.48	0.48	0.48	0.48	300	2.40
8/10/2007	0.49	0.57	0.49	0.56	14,700	2.80
8/9/2007	0.49	0.53	0.49	0.53	10,400	2.65
8/8/2007	0.48	0.48	0.48	0.48	2,800	2.40
8/7/2007	0.49	0.49	0.49	0.49	2,700	2.45
8/3/2007	0.50	0.50	0.48	0.48	4,800	2.40
8/2/2007	0.51	0.51	0.51	0.51	6,000	2.55
8/1/2007	0.51	0.51	0.51	0.51	200	2.55
7/31/2007	0.52	0.52	0.52	0.52	400	2.60
7/30/2007	0.49	0.55	0.49	0.55	8,100	2.75
7/27/2007	0.53	0.53	0.53	0.53	—	2.65
7/26/2007	0.53	0.53	0.53	0.53	2,000	2.65
7/25/2007	0.56	0.59	0.52	0.52	9,500	2.60
7/24/2007	0.53	0.55	0.53	0.55	4,000	2.75
7/23/2007	0.55	0.55	0.55	0.55	2,900	2.75
7/20/2007	0.55	0.55	0.55	0.55	4,500	2.75
7/19/2007	0.54	0.55	0.53	0.53	10,500	2.65
7/18/2007	0.49	0.49	0.49	0.49	400	2.45

7/17/2007	0.51	0.51	0.51	0.51	1,000	2.55
7/16/2007	0.52	0.55	0.52	0.55	16,100	2.75
7/13/2007	0.50	0.50	0.50	0.50	6,600	2.50
7/12/2007	0.49	0.50	0.48	0.50	19,300	2.50
7/11/2007	0.50	0.50	0.50	0.50	14,000	2.50
7/10/2007	0.50	0.50	0.37	0.37	17,200	1.85
7/9/2007	0.50	0.50	0.50	0.50	14,500	2.50
7/6/2007	0.50	0.50	0.45	0.45	6,300	2.25
7/5/2007	0.47	0.50	0.47	0.47	1,500	2.35
7/4/2007	0.50	0.50	0.50	0.50	—	2.50
7/3/2007	0.50	0.50	0.50	0.50	200	2.50
6/29/2007	0.55	0.55	0.55	0.55	—	2.75
6/28/2007	0.54	0.55	0.54	0.55	10,000	2.75
6/27/2007	0.54	0.54	0.54	0.54	—	2.70
6/26/2007	0.54	0.54	0.54	0.54	1,400	2.70
6/25/2007	0.48	0.55	0.45	0.55	23,000	2.75
6/22/2007	0.54	0.54	0.50	0.50	5,000	2.50
6/21/2007	0.55	0.55	0.54	0.54	4,000	2.70
6/20/2007	0.51	0.55	0.51	0.55	8,200	2.75
6/19/2007	0.46	0.53	0.46	0.53	8,100	2.65
6/18/2007	0.53	0.53	0.53	0.53	600	2.65
6/15/2007	0.48	0.51	0.45	0.51	2,400	2.55
6/14/2007	0.41	0.48	0.41	0.48	2,800	2.40
6/13/2007	0.49	0.49	0.48	0.48	2,300	2.40
6/12/2007	0.51	0.51	0.50	0.50	900	2.50
6/11/2007	0.52	0.52	0.52	0.52	6,500	2.60
6/8/2007	0.55	0.55	0.52	0.52	4,100	2.60
6/7/2007	0.54	0.55	0.52	0.55	18,600	2.75
6/6/2007	0.49	0.59	0.48	0.58	16,000	2.90
6/5/2007	0.44	0.49	0.44	0.49	23,100	2.45
6/4/2007	0.37	0.45	0.37	0.45	14,100	2.25
6/1/2007	0.43	0.43	0.41	0.41	3,600	2.05
5/31/2007	0.40	0.41	0.40	0.41	2,600	2.05
5/30/2007	0.41	0.41	0.41	0.41	200	2.05
5/29/2007	0.40	0.40	0.40	0.40	1,600	2.00
5/28/2007	0.40	0.40	0.36	0.36	6,000	1.80
5/25/2007	0.42	0.42	0.40	0.40	5,200	2.00
5/24/2007	0.45	0.45	0.45	0.45	9,100	2.25
5/23/2007	0.40	0.40	0.40	0.40	—	2.00
5/22/2007	0.38	0.40	0.38	0.40	1,400	2.00
5/18/2007	0.45	0.45	0.45	0.45	2,000	2.25
5/17/2007	0.40	0.45	0.40	0.45	26,200	2.25
5/16/2007	0.35	0.45	0.35	0.40	8,800	2.00

5/15/2007	0.45	0.45	0.37	0.37	3,400	1.85
5/14/2007	0.43	0.45	0.43	0.45	4,400	2.25
5/11/2007	0.44	0.44	0.44	0.44	200	2.20
5/10/2007	0.44	0.44	0.44	0.44	2,400	2.20
5/9/2007	0.49	0.49	0.49	0.49	—	2.45
5/8/2007	0.49	0.49	0.49	0.49	100	2.45
5/7/2007	0.44	0.44	0.44	0.44	—	2.20
5/4/2007	0.44	0.44	0.44	0.44	900	2.20
5/3/2007	0.44	0.45	0.44	0.45	6,500	2.25
5/2/2007	0.43	0.45	0.43	0.45	2,500	2.25
5/1/2007	0.45	0.45	0.45	0.45	20,600	2.25
4/30/2007	0.46	0.46	0.41	0.41	12,900	2.05
4/27/2007	0.49	0.49	0.49	0.49	2,300	2.45
4/26/2007	0.47	0.47	0.47	0.47	300	2.35
4/25/2007	0.47	0.49	0.47	0.49	6,400	2.45
4/24/2007	0.47	0.47	0.46	0.47	21,200	2.35
4/23/2007	0.45	0.45	0.45	0.45	2,200	2.25
4/20/2007	0.43	0.43	0.43	0.43	5,300	2.15
4/19/2007	0.45	0.45	0.42	0.42	9,000	2.10
4/18/2007	0.45	0.49	0.45	0.47	9,700	2.35
4/17/2007	0.46	0.46	0.45	0.45	8,700	2.25
4/16/2007	0.46	0.48	0.46	0.47	24,600	2.35
4/13/2007	0.47	0.48	0.47	0.48	2,500	2.40
4/12/2007	0.45	0.47	0.45	0.47	1,100	2.35
4/11/2007	0.45	0.45	0.45	0.45	3,000	2.25
4/10/2007	0.45	0.45	0.45	0.45	—	2.25
4/9/2007	0.45	0.45	0.45	0.45	3,400	2.25
4/5/2007	0.47	0.52	0.47	0.52	5,200	2.60
4/4/2007	0.48	0.48	0.48	0.48	1,400	2.40
4/3/2007	0.48	0.48	0.48	0.48	200	2.40
4/2/2007	0.47	0.52	0.47	0.52	3,700	2.60
3/30/2007	0.47	0.47	0.47	0.47	200	2.35
3/29/2007	0.51	0.51	0.51	0.51	100	2.55
3/28/2007	0.49	0.49	0.49	0.49	2,000	2.45
3/27/2007	0.50	0.50	0.50	0.50	11,400	2.50
3/26/2007	0.50	0.50	0.50	0.50	3,100	2.50
3/23/2007	0.51	0.51	0.50	0.50	500	2.50
3/22/2007	0.50	0.50	0.50	0.50	6,000	2.50
3/21/2007	0.45	0.45	0.45	0.45	—	2.25
3/20/2007	0.49	0.49	0.45	0.45	8,800	2.25
3/19/2007	0.55	0.55	0.51	0.51	7,900	2.55
3/16/2007	0.51	0.51	0.51	0.51	500	2.55
3/15/2007	0.50	0.50	0.50	0.50	—	2.50

3/14/2007	0.50	0.50	0.50	0.50	600	2.50
3/13/2007	0.53	0.53	0.53	0.53	—	2.65
3/12/2007	0.51	0.53	0.51	0.53	1,600	2.65
3/9/2007	0.52	0.53	0.52	0.53	1,000	2.65
3/8/2007	0.51	0.56	0.51	0.56	1,100	2.80
3/7/2007	0.62	0.63	0.60	0.60	2,200	3.00
3/6/2007	0.54	0.55	0.54	0.55	3,000	2.75
3/5/2007	0.48	0.51	0.48	0.51	13,100	2.55
3/2/2007	0.49	0.57	0.49	0.52	10,700	2.60
3/1/2007	0.56	0.56	0.50	0.52	9,400	2.60
2/28/2007	0.53	0.53	0.45	0.46	4,900	2.30
2/27/2007	0.49	0.60	0.49	0.52	17,000	2.60
2/26/2007	0.60	0.60	0.51	0.51	4,500	2.55
2/23/2007	0.60	0.63	0.59	0.63	9,400	3.15
2/22/2007	0.51	0.61	0.51	0.60	23,400	3.00
2/21/2007	0.55	0.55	0.55	0.55	1,400	2.75
2/20/2007	0.58	0.61	0.58	0.58	4,300	2.90
2/19/2007	0.57	0.58	0.57	0.58	2,400	2.90
2/16/2007	0.59	0.60	0.58	0.58	7,600	2.90
2/15/2007	0.60	0.60	0.60	0.60	—	3.00
2/14/2007	0.58	0.61	0.57	0.60	19,200	3.00
2/13/2007	0.57	0.61	0.57	0.58	10,600	2.90
2/12/2007	0.58	0.58	0.56	0.57	11,300	2.85
2/9/2007	0.55	0.55	0.51	0.52	19,800	2.60
2/8/2007	0.51	0.56	0.51	0.55	12,400	2.75
2/7/2007	0.55	0.55	0.55	0.55	—	2.75
2/6/2007	0.53	0.55	0.52	0.55	11,400	2.75
2/5/2007	0.51	0.51	0.51	0.51	200	2.55
2/2/2007	0.50	0.53	0.50	0.53	1,500	2.65
2/1/2007	0.55	0.55	0.55	0.55	1,400	2.75
1/31/2007	0.58	0.58	0.56	0.56	5,000	2.80
1/30/2007	0.59	0.59	0.58	0.58	12,700	2.90
1/29/2007	0.59	0.59	0.58	0.59	7,000	2.95
1/26/2007	0.60	0.61	0.52	0.58	44,000	2.90
1/25/2007	0.58	0.58	0.55	0.58	5,200	2.90
1/24/2007	0.52	0.59	0.52	0.59	112,900	2.95
1/23/2007	0.50	0.53	0.50	0.53	36,800	2.65
1/22/2007	0.51	0.51	0.50	0.50	12,000	2.50
1/19/2007	0.51	0.51	0.50	0.50	34,000	2.50
1/18/2007	0.47	0.47	0.45	0.47	5,800	2.35
1/17/2007	0.46	0.49	0.45	0.45	10,600	2.25
1/16/2007	0.48	0.48	0.45	0.45	15,200	2.25
1/15/2007	0.51	0.51	0.51	0.51	—	2.55

1/12/2007	0.49	0.51	0.49	0.51	30,100	2.55
1/11/2007	0.55	0.55	0.50	0.52	54,100	2.60
1/10/2007	0.46	0.54	0.46	0.53	68,900	2.65
1/9/2007	0.50	0.50	0.45	0.45	28,900	2.25
1/8/2007	0.48	0.52	0.48	0.50	18,600	2.50
1/5/2007	0.51	0.52	0.51	0.52	19,200	2.60
1/4/2007	0.53	0.53	0.51	0.51	29,900	2.55
1/3/2007	0.48	0.53	0.39	0.53	39,500	2.65
1/2/2007	0.48	0.48	0.48	0.48	1,100	2.40
12/29/2006	0.47	0.53	0.47	0.53	8,200	2.65
12/28/2006	0.55	0.55	0.55	0.55	800	2.75
12/27/2006	0.57	0.57	0.47	0.56	12,100	2.80
12/22/2006	0.44	0.55	0.44	0.55	62,100	2.75
12/21/2006	0.50	0.55	0.50	0.53	71,900	2.65
12/20/2006	0.47	0.50	0.47	0.50	27,400	2.50
12/19/2006	0.47	0.49	0.47	0.48	44,500	2.40
12/18/2006	0.41	0.50	0.41	0.50	58,700	2.50
12/15/2006	0.47	0.47	0.45	0.45	24,300	2.25
12/14/2006	0.46	0.47	0.46	0.47	23,500	2.35
12/13/2006	0.46	0.47	0.46	0.46	58,400	2.30
12/12/2006	0.44	0.45	0.41	0.45	37,500	2.25
12/11/2006	0.39	0.45	0.39	0.44	40,300	2.20
12/8/2006	0.46	0.47	0.41	0.41	48,200	2.05
12/7/2006	0.41	0.47	0.41	0.45	57,900	2.25
12/6/2006	0.42	0.44	0.40	0.44	34,800	2.20
12/5/2006	0.37	0.46	0.37	0.45	15,900	2.25
12/4/2006	0.45	0.46	0.41	0.44	17,600	2.20
12/1/2006	0.47	0.48	0.45	0.48	31,900	2.40
11/30/2006	0.44	0.50	0.43	0.45	48,600	2.25
11/29/2006	0.44	0.50	0.43	0.50	60,200	2.50
11/28/2006	0.40	0.47	0.40	0.43	75,000	2.15
11/27/2006	0.36	0.42	0.34	0.40	128,800	2.00
11/24/2006	0.28	0.28	0.27	0.28	4,600	1.40
11/23/2006	0.28	0.28	0.28	0.28	1,900	1.40
11/22/2006	0.30	0.31	0.29	0.29	51,400	1.45
11/21/2006	0.27	0.30	0.27	0.27	1,500	1.35
11/20/2006	0.26	0.30	0.26	0.30	79,900	1.50
11/17/2006	0.26	0.27	0.26	0.26	2,600	1.30
11/16/2006	0.27	0.27	0.27	0.27	1,000	1.35
11/15/2006	0.26	0.26	0.26	0.26	1,000	1.30
11/14/2006	0.26	0.27	0.25	0.27	41,500	1.35
11/13/2006	0.26	0.27	0.26	0.27	14,500	1.35
11/10/2006	0.28	0.28	0.26	0.26	50,000	1.30

11/9/2006	0.28	0.28	0.27	0.28	8,900	1.40
11/8/2006	0.27	0.28	0.27	0.28	5,200	1.40
11/7/2006	0.28	0.28	0.27	0.27	8,300	1.35
11/6/2006	0.30	0.30	0.27	0.28	23,200	1.40
11/3/2006	0.29	0.30	0.29	0.30	7,300	1.50
11/2/2006	0.30	0.31	0.30	0.31	33,300	1.55
11/1/2006	0.30	0.32	0.30	0.31	75,800	1.55
10/31/2006	0.27	0.29	0.26	0.29	26,600	1.45
10/30/2006	0.26	0.26	0.26	0.26	12,000	1.30
10/27/2006	0.25	0.27	0.25	0.27	14,200	1.35
10/26/2006	0.26	0.27	0.25	0.27	35,400	1.35
10/25/2006	0.27	0.27	0.26	0.27	8,900	1.35
10/24/2006	0.28	0.28	0.27	0.27	18,700	1.35
10/23/2006	0.27	0.29	0.26	0.29	30,100	1.45
10/20/2006	0.28	0.29	0.27	0.27	27,200	1.35
10/19/2006	0.27	0.27	0.27	0.27	11,000	1.35
10/18/2006	0.25	0.28	0.25	0.26	30,700	1.30
10/17/2006	0.27	0.27	0.24	0.26	56,100	1.30
10/16/2006	0.29	0.29	0.27	0.27	7,600	1.35
10/13/2006	0.30	0.30	0.30	0.30	—	1.50
10/12/2006	0.27	0.31	0.27	0.30	27,800	1.50
10/11/2006	0.33	0.33	0.29	0.29	1,500	1.45
10/10/2006	0.31	0.35	0.31	0.35	17,900	1.75
10/6/2006	0.33	0.37	0.28	0.33	48,100	1.65
10/5/2006	0.33	0.33	0.33	0.33	—	1.65
10/4/2006	0.33	0.33	0.33	0.33	—	1.65
10/3/2006	0.33	0.33	0.33	0.33	—	1.65
10/2/2006	0.33	0.33	0.33	0.33	—	1.65
9/29/2006	0.33	0.33	0.33	0.33	—	1.65
9/28/2006	0.33	0.33	0.33	0.33	—	1.65
9/27/2006	0.33	0.33	0.33	0.33	—	1.65
9/26/2006	0.33	0.33	0.33	0.33	—	1.65
9/25/2006	0.33	0.33	0.33	0.33	—	1.65
9/22/2006	0.34	0.34	0.33	0.33	5,000	1.65
9/21/2006	0.34	0.34	0.33	0.33	1,600	1.65
9/20/2006	0.39	0.39	0.34	0.34	1,700	1.70
9/19/2006	0.40	0.40	0.33	0.33	7,400	1.65
9/18/2006	0.34	0.38	0.33	0.38	11,600	1.90
9/15/2006	0.34	0.34	0.33	0.33	6,700	1.65
9/14/2006	0.35	0.35	0.33	0.35	8,200	1.75
9/13/2006	0.33	0.33	0.33	0.33	4,000	1.65
9/12/2006	0.33	0.37	0.33	0.33	8,100	1.65
9/11/2006	0.37	0.38	0.34	0.34	10,600	1.70

9/8/2006	0.39	0.39	0.37	0.38	3,700	1.90
9/7/2006	0.38	0.38	0.36	0.37	19,200	1.85
9/6/2006	0.35	0.37	0.35	0.37	2,000	1.85
9/5/2006	0.34	0.36	0.34	0.34	8,200	1.70
9/1/2006	0.35	0.35	0.33	0.34	6,800	1.70
8/31/2006	0.33	0.34	0.33	0.34	2,200	1.70
8/30/2006	0.31	0.38	0.30	0.38	31,000	1.90
8/29/2006	0.30	0.32	0.30	0.30	10,000	1.50
8/28/2006	0.30	0.30	0.30	0.30	600	1.50
8/25/2006	0.29	0.30	0.29	0.30	29,400	1.50
8/24/2006	0.29	0.29	0.28	0.29	25,800	1.45
8/23/2006	0.29	0.29	0.29	0.29	16,200	1.45
8/22/2006	0.29	0.29	0.29	0.29	—	1.45
8/21/2006	0.30	0.30	0.29	0.29	8,100	1.45
8/18/2006	0.30	0.30	0.30	0.30	4,600	1.50
8/17/2006	0.32	0.32	0.29	0.30	7,800	1.50
8/16/2006	0.31	0.32	0.31	0.32	7,900	1.60
8/15/2006	0.30	0.33	0.30	0.33	20,300	1.65
8/14/2006	0.35	0.35	0.31	0.32	36,100	1.60
8/11/2006	0.29	0.38	0.28	0.38	24,600	1.90
8/10/2006	0.34	0.38	0.30	0.30	23,700	1.50
8/9/2006	0.31	0.34	0.31	0.33	5,400	1.65
8/8/2006	0.34	0.37	0.29	0.31	27,700	1.55
8/4/2006	0.29	0.30	0.29	0.29	8,300	1.45
8/3/2006	0.29	0.29	0.29	0.29	6,100	1.45
8/2/2006	0.28	0.32	0.28	0.32	900	1.60
8/1/2006	0.35	0.35	0.26	0.26	35,200	1.30
7/31/2006	0.35	0.35	0.35	0.35	4,600	1.75
7/28/2006	0.42	0.44	0.40	0.40	9,400	2.00
7/27/2006	0.36	0.40	0.36	0.40	23,300	2.00
7/26/2006	0.35	0.35	0.35	0.35	2,000	1.75
7/25/2006	0.35	0.35	0.35	0.35	—	1.75
7/24/2006	0.33	0.35	0.33	0.35	9,000	1.75
7/21/2006	0.32	0.35	0.32	0.32	8,100	1.60
7/20/2006	0.34	0.34	0.34	0.34	200	1.70
7/19/2006	0.33	0.33	0.33	0.33	1,400	1.65
7/18/2006	0.36	0.37	0.32	0.37	2,900	1.85
7/17/2006	0.35	0.39	0.35	0.38	9,200	1.90
7/14/2006	0.31	0.31	0.31	0.31	100	1.55
7/13/2006	0.36	0.36	0.36	0.36	1,000	1.80
7/12/2006	0.36	0.36	0.34	0.34	1,900	1.70
7/11/2006	0.35	0.36	0.33	0.36	4,500	1.80
7/10/2006	0.31	0.34	0.31	0.31	26,900	1.55

7/7/2006	0.30	0.30	0.30	0.30	30,300	1.50
7/6/2006	0.30	0.30	0.29	0.29	2,800	1.45
7/5/2006	0.30	0.30	0.30	0.30	8,600	1.50
7/4/2006	0.31	0.31	0.31	0.31	—	1.55
6/30/2006	0.30	0.31	0.30	0.31	400	1.55
6/29/2006	0.29	0.29	0.29	0.29	7,000	1.45
6/28/2006	0.28	0.30	0.28	0.30	7,000	1.50
6/27/2006	0.27	0.27	0.26	0.26	3,200	1.30
6/26/2006	0.30	0.30	0.25	0.25	1,400	1.25
6/23/2006	0.28	0.28	0.28	0.28	—	1.40
6/22/2006	0.33	0.33	0.27	0.28	1,900	1.40
6/21/2006	0.31	0.32	0.30	0.32	7,000	1.60
6/20/2006	0.33	0.33	0.30	0.30	10,000	1.50
6/19/2006	0.28	0.31	0.26	0.31	5,200	1.55
6/16/2006	0.29	0.33	0.29	0.33	700	1.65
6/15/2006	0.30	0.30	0.30	0.30	—	1.50
6/14/2006	0.28	0.31	0.28	0.30	15,200	1.50
6/13/2006	0.27	0.27	0.27	0.27	1,600	1.35
6/12/2006	0.27	0.27	0.25	0.25	5,400	1.25
6/9/2006	0.28	0.28	0.28	0.28	200	1.40
6/8/2006	0.29	0.29	0.29	0.29	9,800	1.45
6/7/2006	0.31	0.32	0.29	0.29	3,600	1.45
6/6/2006	0.32	0.32	0.31	0.31	4,400	1.55
6/5/2006	0.31	0.31	0.31	0.31	1,400	1.55
6/2/2006	0.32	0.32	0.31	0.31	5,800	1.55
6/1/2006	0.32	0.32	0.31	0.31	5,200	1.55
5/31/2006	0.30	0.32	0.29	0.32	4,900	1.60
5/30/2006	0.33	0.33	0.31	0.31	7,500	1.55
5/29/2006	0.35	0.35	0.31	0.31	14,000	1.55
5/26/2006	0.31	0.33	0.31	0.33	32,000	1.65
5/25/2006	0.24	0.28	0.24	0.28	94,700	1.40
5/24/2006	0.24	0.24	0.21	0.21	69,200	1.05
5/23/2006	0.29	0.29	0.22	0.25	64,600	1.25
5/19/2006	0.29	0.30	0.27	0.28	40,900	1.40
5/18/2006	0.36	0.36	0.30	0.32	16,700	1.60
5/17/2006	0.40	0.40	0.35	0.36	15,900	1.80
5/16/2006	0.40	0.40	0.40	0.40	6,000	2.00
5/15/2006	0.42	0.42	0.35	0.40	26,900	2.00
5/12/2006	0.45	0.45	0.43	0.43	11,300	2.15
5/11/2006	0.46	0.46	0.45	0.45	2,000	2.25
5/10/2006	0.48	0.48	0.46	0.47	10,700	2.35
5/9/2006	0.54	0.56	0.54	0.56	1,700	2.80
5/8/2006	0.50	0.53	0.46	0.46	2,700	2.30

5/5/2006	0.51	0.51	0.46	0.47	18,600	2.35
5/4/2006	0.55	0.55	0.53	0.53	7,500	2.65
5/3/2006	0.55	0.58	0.51	0.51	17,000	2.55
5/2/2006	0.52	0.54	0.52	0.54	24,200	2.70
5/1/2006	0.54	0.54	0.51	0.54	9,900	2.70
4/28/2006	0.54	0.54	0.50	0.54	5,100	2.70
4/27/2006	0.53	0.54	0.53	0.53	3,000	2.65
4/26/2006	0.51	0.56	0.51	0.55	4,400	2.75
4/25/2006	0.58	0.58	0.53	0.53	17,500	2.65
4/24/2006	0.52	0.57	0.52	0.57	20,400	2.85
4/21/2006	0.45	0.54	0.44	0.47	12,200	2.35
4/20/2006	0.45	0.45	0.43	0.45	8,300	2.25
4/19/2006	0.44	0.45	0.43	0.45	14,200	2.25
4/18/2006	0.40	0.44	0.39	0.44	29,400	2.20
4/17/2006	0.40	0.40	0.39	0.39	10,400	1.95
4/13/2006	0.37	0.40	0.37	0.40	12,600	2.00
4/12/2006	0.36	0.36	0.35	0.35	3,400	1.75
4/11/2006	0.38	0.38	0.35	0.35	2,400	1.75
4/10/2006	0.39	0.39	0.33	0.38	11,200	1.90
4/7/2006	0.36	0.40	0.35	0.35	42,000	1.75
4/6/2006	0.36	0.36	0.36	0.36	1,300	1.80
4/5/2006	0.40	0.40	0.36	0.36	10,200	1.80
4/4/2006	0.40	0.40	0.35	0.36	13,800	1.80
4/3/2006	0.40	0.40	0.38	0.38	8,200	1.90
3/31/2006	0.38	0.40	0.37	0.40	40,800	2.00
3/30/2006	0.41	0.41	0.37	0.37	5,900	1.85
3/29/2006	0.40	0.40	0.39	0.40	20,000	2.00
3/28/2006	0.40	0.40	0.38	0.38	1,900	1.90
3/27/2006	0.40	0.40	0.36	0.39	2,400	1.95
3/24/2006	0.41	0.41	0.40	0.40	10,000	2.00
3/23/2006	0.42	0.42	0.40	0.40	1,400	2.00
3/22/2006	0.38	0.42	0.35	0.42	15,400	2.10
3/21/2006	0.36	0.36	0.35	0.36	16,800	1.80
3/20/2006	0.32	0.35	0.30	0.34	37,400	1.70
3/17/2006	0.33	0.33	0.28	0.30	83,900	1.50
3/16/2006	0.31	0.35	0.31	0.35	30,200	1.75
3/15/2006	0.32	0.36	0.32	0.34	3,600	1.70
3/14/2006	0.35	0.35	0.33	0.33	32,000	1.65
3/13/2006	0.38	0.38	0.36	0.37	62,600	1.85
3/10/2006	0.40	0.40	0.39	0.40	15,300	2.00
3/9/2006	0.42	0.42	0.39	0.39	4,400	1.95
3/8/2006	0.43	0.44	0.40	0.43	21,400	2.15
3/7/2006	0.42	0.43	0.42	0.43	26,900	2.15

3/6/2006	0.42	0.43	0.42	0.42	12,700	2.10
3/3/2006	0.44	0.44	0.42	0.42	12,500	2.10
3/2/2006	0.43	0.44	0.43	0.43	8,500	2.15
3/1/2006	0.44	0.44	0.41	0.41	7,600	2.05
2/28/2006	0.42	0.44	0.42	0.42	2,900	2.10
2/27/2006	0.43	0.44	0.42	0.44	1,700	2.20
2/24/2006	0.44	0.44	0.44	0.44	1,000	2.20
2/23/2006	0.44	0.44	0.42	0.44	11,400	2.20
2/22/2006	0.45	0.45	0.44	0.44	3,900	2.20
2/21/2006	0.43	0.45	0.43	0.45	8,600	2.25
2/20/2006	0.43	0.48	0.43	0.48	26,400	2.40
2/17/2006	0.40	0.45	0.40	0.42	7,600	2.10
2/16/2006	0.40	0.45	0.40	0.40	47,300	2.00
2/15/2006	0.42	0.42	0.40	0.40	32,600	2.00
2/14/2006	0.43	0.43	0.41	0.41	14,800	2.05
2/13/2006	0.43	0.45	0.42	0.42	30,400	2.10
2/10/2006	0.60	0.60	0.42	0.43	116,200	2.15
2/9/2006	0.69	0.69	0.69	0.69	400	3.45
2/8/2006	0.60	0.64	0.59	0.60	17,100	3.00
2/7/2006	0.65	0.65	0.61	0.61	2,400	3.05
2/6/2006	0.61	0.65	0.61	0.65	6,300	3.25
2/3/2006	0.70	0.72	0.63	0.65	13,800	3.25
2/2/2006	0.70	0.72	0.70	0.70	12,900	3.50
2/1/2006	0.70	0.73	0.63	0.63	16,100	3.15
1/31/2006	0.63	0.64	0.57	0.58	23,800	2.90
1/30/2006	0.52	0.60	0.52	0.57	51,000	2.85
1/27/2006	0.48	0.50	0.48	0.48	6,800	2.40
1/26/2006	0.46	0.48	0.46	0.47	4,100	2.35
1/25/2006	0.46	0.46	0.46	0.46	2,600	2.30
1/24/2006	0.46	0.46	0.42	0.46	12,500	2.30
1/23/2006	0.47	0.48	0.44	0.44	5,600	2.20
1/20/2006	0.46	0.49	0.43	0.43	32,000	2.15
1/19/2006	0.46	0.47	0.45	0.45	5,500	2.25
1/18/2006	0.49	0.50	0.46	0.46	22,800	2.30
1/17/2006	0.48	0.49	0.46	0.49	12,700	2.45
1/16/2006	0.45	0.45	0.45	0.45	100	2.25
1/13/2006	0.48	0.49	0.48	0.49	700	2.45
1/12/2006	0.49	0.49	0.47	0.48	7,500	2.40
1/11/2006	0.45	0.50	0.45	0.50	12,900	2.50
1/10/2006	0.45	0.47	0.45	0.47	4,400	2.35
1/9/2006	0.44	0.46	0.44	0.46	2,500	2.30
1/6/2006	0.46	0.49	0.44	0.47	5,600	2.35
1/5/2006	0.47	0.49	0.44	0.49	20,900	2.45

1/4/2006	0.49	0.49	0.47	0.49	17,200	2.45
1/3/2006	0.49	0.49	0.49	0.49	200	2.45
12/30/2005	0.47	0.50	0.46	0.48	41,900	2.40
12/29/2005	0.49	0.50	0.43	0.47	38,300	2.35
12/28/2005	0.46	0.46	0.40	0.45	57,900	2.25
12/23/2005	0.50	0.50	0.46	0.47	5,100	2.35
12/22/2005	0.50	0.51	0.50	0.50	11,700	2.50
12/21/2005	0.56	0.56	0.48	0.49	14,300	2.45
12/20/2005	0.56	0.56	0.51	0.54	13,900	2.70
12/19/2005	0.55	0.59	0.55	0.59	11,500	2.95
12/16/2005	0.54	0.54	0.50	0.54	1,700	2.70
12/15/2005	0.45	0.53	0.45	0.53	26,800	2.65
12/14/2005	0.43	0.44	0.40	0.43	177,400	2.15
12/13/2005	0.43	0.44	0.43	0.43	10,700	2.15
12/12/2005	0.45	0.46	0.43	0.43	124,900	2.15
12/9/2005	0.46	0.46	0.44	0.44	45,700	2.20
12/8/2005	0.47	0.49	0.44	0.48	27,500	2.40
12/7/2005	0.46	0.47	0.42	0.45	27,400	2.25
12/6/2005	0.49	0.49	0.46	0.46	23,100	2.30
12/5/2005	0.53	0.53	0.47	0.50	16,300	2.50
12/2/2005	0.55	0.55	0.50	0.52	26,600	2.60
12/1/2005	0.47	0.58	0.47	0.57	13,400	2.85
11/30/2005	0.50	0.54	0.47	0.47	31,500	2.35
11/29/2005	0.51	0.54	0.50	0.50	27,000	2.50
11/28/2005	0.55	0.60	0.51	0.54	38,200	2.70
11/25/2005	0.75	0.75	0.56	0.60	27,300	3.00
11/24/2005	0.75	0.75	0.73	0.75	4,800	3.75
11/23/2005	0.79	0.79	0.74	0.74	3,700	3.70
11/22/2005	0.84	0.84	0.77	0.77	13,700	3.85
11/21/2005	0.82	0.84	0.82	0.84	6,600	4.20
11/18/2005	0.88	0.88	0.86	0.86	6,400	4.30
11/17/2005	0.90	0.90	0.86	0.86	2,600	4.30
11/16/2005	0.88	0.88	0.88	0.88	2,900	4.40
11/15/2005	0.90	0.90	0.86	0.90	5,800	4.50
11/14/2005	0.89	0.90	0.87	0.87	11,500	4.35
11/11/2005	0.86	0.87	0.86	0.87	10,600	4.35
11/10/2005	0.85	0.85	0.84	0.84	3,600	4.20
11/9/2005	0.86	0.86	0.86	0.86	7,300	4.30
11/8/2005	0.85	0.86	0.85	0.85	9,600	4.25
11/7/2005	0.89	0.89	0.87	0.87	10,900	4.35
11/4/2005	0.89	0.90	0.87	0.88	12,600	4.40
11/3/2005	0.90	0.90	0.88	0.89	16,300	4.45
11/2/2005	0.90	0.90	0.89	0.90	6,200	4.50

11/1/2005	0.93	0.93	0.89	0.89	13,000	4.45
10/31/2005	0.94	0.95	0.91	0.95	7,100	4.75
10/28/2005	0.90	0.94	0.87	0.94	13,000	4.70
10/27/2005	0.92	0.92	0.88	0.90	9,800	4.50
10/26/2005	0.92	0.93	0.90	0.91	17,200	4.55
10/25/2005	0.93	0.94	0.91	0.91	10,500	4.55
10/24/2005	0.93	0.95	0.91	0.92	21,000	4.60
10/21/2005	0.98	0.98	0.95	0.95	1,900	4.75
10/20/2005	0.96	0.99	0.96	0.96	4,300	4.80
10/19/2005	1.00	1.00	0.94	0.97	24,900	4.85
10/18/2005	1.05	1.05	1.00	1.00	25,300	5.00
10/17/2005	1.00	1.10	0.97	1.05	71,300	5.25
10/14/2005	0.81	0.90	0.81	0.90	2,800	4.50
10/13/2005	0.91	0.91	0.70	0.70	2,800	3.50
10/12/2005	0.92	0.92	0.90	0.91	8,900	4.55
10/11/2005	0.92	0.92	0.88	0.92	16,800	4.60
10/7/2005	0.92	0.92	0.91	0.92	15,100	4.60
10/6/2005	0.92	0.92	0.89	0.89	4,600	4.45
10/5/2005	0.95	0.96	0.95	0.95	2,100	4.75
10/4/2005	0.95	1.00	0.95	1.00	700	5.00
10/3/2005	0.95	0.95	0.94	0.95	5,700	4.75
9/30/2005	1.04	1.04	0.95	0.95	4,300	4.75
9/29/2005	1.00	1.03	0.99	1.03	10,400	5.15
9/28/2005	1.00	1.03	0.90	1.00	10,900	5.00
9/27/2005	0.95	0.95	0.90	0.90	11,500	4.50
9/26/2005	1.08	1.08	0.97	1.00	15,100	5.00
9/23/2005	1.00	1.04	1.00	1.03	24,200	5.15
9/22/2005	1.12	1.12	1.00	1.05	10,200	5.25
9/21/2005	1.07	1.13	1.01	1.13	12,800	5.65
9/20/2005	1.05	1.07	1.04	1.06	5,400	5.30
9/19/2005	1.13	1.13	1.10	1.10	19,400	5.50
9/16/2005	1.10	1.12	1.05	1.12	7,100	5.60
9/15/2005	1.10	1.10	1.10	1.10	600	5.50
9/14/2005	1.05	1.09	1.05	1.09	2,800	5.45
9/13/2005	1.06	1.06	1.05	1.05	2,400	5.25
9/12/2005	1.10	1.11	1.08	1.09	4,800	5.45
9/9/2005	1.10	1.10	1.05	1.10	4,000	5.50
9/8/2005	1.12	1.12	1.12	1.12	600	5.60
9/7/2005	1.09	1.10	1.08	1.09	2,100	5.45
9/6/2005	1.11	1.12	1.10	1.10	24,900	5.50
9/2/2005	1.09	1.12	1.09	1.12	1,700	5.60
9/1/2005	1.15	1.15	1.12	1.13	6,600	5.65
8/31/2005	1.12	1.12	1.08	1.08	4,600	5.40

8/30/2005	1.15	1.15	1.12	1.12	7,300	5.60
8/29/2005	1.15	1.16	1.15	1.15	6,500	5.75
8/26/2005	1.15	1.15	1.15	1.15	6,100	5.75
8/25/2005	1.15	1.15	1.14	1.14	4,500	5.70
8/24/2005	1.13	1.15	1.13	1.15	2,100	5.75
8/23/2005	1.16	1.16	1.13	1.13	6,600	5.65
8/22/2005	1.17	1.17	1.16	1.16	10,000	5.80
8/19/2005	1.15	1.18	1.15	1.15	6,000	5.75
8/18/2005	1.14	1.17	1.14	1.16	4,200	5.80
8/17/2005	1.15	1.15	1.14	1.14	2,800	5.70
8/16/2005	1.12	1.19	1.12	1.15	25,800	5.75
8/15/2005	1.13	1.15	1.11	1.12	13,200	5.60
8/12/2005	1.10	1.13	1.09	1.13	10,600	5.65
8/11/2005	1.10	1.13	1.09	1.13	12,100	5.65
8/10/2005	1.08	1.09	1.08	1.09	2,600	5.45
8/9/2005	1.10	1.13	1.05	1.10	15,300	5.50
8/8/2005	1.12	1.13	1.10	1.10	7,000	5.50
8/5/2005	1.19	1.19	1.08	1.08	5,400	5.40
8/4/2005	1.15	1.16	1.14	1.14	7,800	5.70
8/3/2005	1.14	1.15	1.14	1.15	10,700	5.75
8/2/2005	1.14	1.15	1.14	1.14	8,900	5.70
7/29/2005	1.15	1.15	1.06	1.14	5,400	5.70
7/28/2005	1.15	1.16	1.15	1.15	7,900	5.75
7/27/2005	1.17	1.19	1.12	1.15	12,600	5.75
7/26/2005	1.15	1.15	1.10	1.10	5,700	5.50
7/25/2005	1.13	1.16	1.09	1.15	18,000	5.75
7/22/2005	1.15	1.19	1.13	1.16	37,300	5.80
7/21/2005	1.15	1.15	1.10	1.15	16,600	5.75
7/20/2005	1.10	1.12	1.10	1.12	9,100	5.60
7/19/2005	1.12	1.21	1.08	1.09	19,100	5.45
7/18/2005	1.03	1.15	1.01	1.15	54,500	5.75
7/15/2005	0.92	0.92	0.92	0.92	3,000	4.60
7/14/2005	0.90	0.90	0.89	0.89	20,100	4.45
7/13/2005	0.86	0.86	0.86	0.86	800	4.30
7/12/2005	0.85	0.85	0.85	0.85	1,100	4.25
7/11/2005	0.90	0.90	0.90	0.90	1,300	4.50
7/8/2005	0.90	0.90	0.85	0.85	13,100	4.25
7/7/2005	0.90	0.90	0.90	0.90	500	4.50
7/6/2005	0.90	0.90	0.90	0.90	400	4.50
7/5/2005	0.94	0.94	0.94	0.94	—	4.70
7/4/2005	0.94	0.94	0.94	0.94	4,000	4.70
6/30/2005	0.88	0.92	0.88	0.92	5,400	4.60
6/29/2005	0.95	0.95	0.86	0.92	21,700	4.60

6/28/2005	0.95	0.95	0.93	0.93	2,200	4.65
6/27/2005	0.95	0.95	0.95	0.95	2,600	4.75
6/24/2005	0.95	0.95	0.95	0.95	—	4.75
6/23/2005	1.00	1.00	0.95	0.95	8,300	4.75
6/22/2005	0.99	0.99	0.99	0.99	2,100	4.95
6/21/2005	0.98	0.99	0.91	0.99	11,600	4.95
6/20/2005	0.84	0.90	0.84	0.90	8,100	4.50
6/17/2005	0.98	0.98	0.98	0.98	100	4.90
6/16/2005	0.90	0.99	0.90	0.99	5,200	4.95
6/15/2005	0.99	0.99	0.99	0.99	2,600	4.95
6/14/2005	0.99	1.00	0.99	0.99	4,400	4.95
6/13/2005	1.00	1.00	0.98	0.98	4,600	4.90
6/10/2005	1.00	1.00	0.95	0.99	16,100	4.95
6/9/2005	0.95	1.00	0.95	1.00	64,700	5.00
6/8/2005	0.95	0.95	0.94	0.95	3,400	4.75
6/7/2005	0.94	1.00	0.90	0.95	25,200	4.75
6/6/2005	0.98	0.99	0.90	0.97	12,200	4.85
6/3/2005	0.99	0.99	0.99	0.99	2,300	4.95
6/2/2005	1.02	1.02	1.00	1.00	5,500	5.00
6/1/2005	1.00	1.00	1.00	1.00	6,200	5.00
5/31/2005	0.94	1.05	0.94	0.98	19,800	4.90
5/30/2005	0.90	0.95	0.90	0.95	7,200	4.75
5/27/2005	0.90	0.90	0.90	0.90	—	4.50
5/26/2005	0.90	0.90	0.90	0.90	—	4.50
5/25/2005	0.90	0.90	0.90	0.90	—	4.50
5/24/2005	0.90	0.90	0.90	0.90	—	4.50
5/20/2005	0.94	0.94	0.90	0.90	4,300	4.50
5/19/2005	0.90	0.90	0.90	0.90	4,200	4.50
5/18/2005	0.90	0.90	0.80	0.80	2,200	4.00
5/17/2005	0.89	0.97	0.89	0.97	4,800	4.85
5/16/2005	0.85	0.85	0.85	0.85	500	4.25
5/13/2005	0.89	0.89	0.89	0.89	—	4.45
5/12/2005	0.92	0.92	0.89	0.89	1,800	4.45
5/11/2005	0.99	0.99	0.92	0.95	20,600	4.75
5/10/2005	0.98	1.00	0.98	0.98	13,300	4.90
5/9/2005	0.95	0.95	0.95	0.95	3,600	4.75
5/6/2005	0.96	0.96	0.90	0.90	11,200	4.50
5/5/2005	0.90	0.95	0.90	0.92	8,400	4.60
5/4/2005	0.92	0.92	0.90	0.90	8,700	4.50
5/3/2005	0.90	0.90	0.90	0.90	48,800	4.50
5/2/2005	0.90	0.90	0.90	0.90	10,400	4.50
4/29/2005	0.88	0.90	0.88	0.90	1,600	4.50
4/28/2005	0.88	0.90	0.79	0.90	4,600	4.50

4/27/2005	0.90	0.90	0.90	0.90	3,100	4.50
4/26/2005	0.90	0.98	0.90	0.98	2,100	4.90
4/25/2005	0.95	1.00	0.91	0.91	40,300	4.55
4/22/2005	0.80	0.80	0.80	0.80	8,000	4.00
4/21/2005	0.85	0.85	0.85	0.85	2,000	4.25
4/20/2005	0.94	0.94	0.85	0.85	7,600	4.25
4/19/2005	0.89	0.89	0.89	0.89	800	4.45
4/18/2005	0.83	0.83	0.79	0.79	9,400	3.95
4/15/2005	0.90	0.90	0.90	0.90	400	4.50
4/14/2005	0.90	0.90	0.87	0.87	1,300	4.35
4/13/2005	0.95	0.95	0.91	0.91	2,100	4.55
4/12/2005	1.00	1.00	0.96	0.96	9,800	4.80
4/11/2005	0.93	1.00	0.93	1.00	17,100	5.00
4/8/2005	0.93	0.93	0.90	0.90	3,000	4.50
4/7/2005	0.93	0.93	0.93	0.93	500	4.65
4/6/2005	0.96	0.96	0.96	0.96	1,000	4.80
4/5/2005	0.95	0.95	0.95	0.95	1,000	4.75
4/4/2005	0.95	0.97	0.95	0.97	7,900	4.85
4/1/2005	0.95	0.95	0.95	0.95	3,600	4.75
3/31/2005	0.85	0.95	0.83	0.95	18,800	4.75
3/30/2005	1.04	1.04	0.90	0.90	4,600	4.50
3/29/2005	1.06	1.06	1.06	1.06	2,000	5.30
3/28/2005	1.00	1.00	0.80	0.90	3,000	4.50
3/24/2005	1.02	1.03	0.96	1.00	14,800	5.00
3/23/2005	1.12	1.12	1.02	1.12	4,400	5.60
3/22/2005	1.12	1.12	1.12	1.12	—	5.60
3/21/2005	1.15	1.19	1.12	1.12	5,600	5.60
3/18/2005	1.14	1.14	1.14	1.14	600	5.70
3/17/2005	1.09	1.09	1.09	1.09	—	5.45
3/16/2005	1.20	1.20	1.14	1.20	4,500	6.00
3/15/2005	1.20	1.20	1.20	1.20	200	6.00
3/14/2005	1.27	1.27	1.25	1.27	3,100	6.35
3/11/2005	1.20	1.27	1.19	1.27	14,800	6.35
3/10/2005	1.34	1.34	1.23	1.24	13,300	6.20
3/9/2005	1.31	1.31	1.27	1.30	4,400	6.50
3/8/2005	1.34	1.34	1.28	1.28	3,200	6.40
3/7/2005	1.34	1.34	1.28	1.30	14,500	6.50
3/4/2005	1.40	1.40	1.33	1.35	10,300	6.75
3/3/2005	1.39	1.42	1.30	1.35	16,700	6.75
3/2/2005	1.39	1.42	1.38	1.39	17,900	6.95
3/1/2005	1.33	1.40	1.31	1.39	16,600	6.95
2/28/2005	1.35	1.35	1.24	1.30	5,300	6.50
2/25/2005	1.31	1.31	1.20	1.21	7,400	6.05

2/24/2005	1.35	1.35	1.32	1.32	5,600	6.60
2/23/2005	1.32	1.37	1.31	1.37	1,400	6.85
2/22/2005	1.36	1.40	1.35	1.37	8,100	6.85
2/21/2005	1.40	1.40	1.40	1.40	—	7.00
2/18/2005	1.40	1.40	1.28	1.40	3,600	7.00
2/17/2005	1.38	1.38	1.35	1.38	6,700	6.90
2/16/2005	1.30	1.31	1.30	1.31	6,000	6.55
2/15/2005	1.46	1.46	1.39	1.45	1,700	7.25
2/14/2005	1.30	1.46	1.30	1.46	5,200	7.30
2/11/2005	1.23	1.25	1.23	1.25	4,300	6.25
2/10/2005	1.21	1.22	1.16	1.22	12,600	6.10
2/9/2005	1.25	1.26	1.15	1.20	5,400	6.00
2/8/2005	1.50	1.50	1.25	1.25	9,800	6.25
2/7/2005	1.43	1.43	1.27	1.30	7,700	6.50
2/4/2005	1.25	1.43	1.24	1.43	9,100	7.15
2/3/2005	1.40	1.40	1.21	1.21	5,800	6.05
2/2/2005	1.50	1.50	1.36	1.40	15,300	7.00
2/1/2005	1.15	1.50	1.15	1.50	22,000	7.50
1/31/2005	1.10	1.15	1.06	1.15	5,400	5.75
1/28/2005	1.08	1.10	1.08	1.10	3,600	5.50
1/27/2005	1.10	1.10	1.10	1.10	—	5.50
1/26/2005	1.10	1.10	1.10	1.10	5,000	5.50
1/25/2005	1.07	1.07	1.06	1.06	4,800	5.30
1/24/2005	1.10	1.10	1.10	1.10	—	5.50
1/21/2005	1.19	1.19	1.10	1.10	5,600	5.50
1/20/2005	1.11	1.11	1.06	1.10	6,700	5.50
1/19/2005	1.15	1.15	1.15	1.15	1,300	5.75
1/18/2005	1.10	1.15	1.10	1.15	3,000	5.75
1/17/2005	1.17	1.20	1.10	1.20	9,100	6.00
1/14/2005	1.07	1.14	1.07	1.14	3,700	5.70
1/13/2005	1.10	1.10	1.10	1.10	3,000	5.50
1/12/2005	1.10	1.10	1.00	1.00	6,700	5.00
1/11/2005	1.03	1.05	1.03	1.05	6,400	5.25
1/10/2005	1.05	1.05	1.05	1.05	700	5.25
1/7/2005	1.05	1.05	1.00	1.00	400	5.00
1/6/2005	1.00	1.00	1.00	1.00	11,100	5.00
1/5/2005	1.03	1.03	1.00	1.00	51,000	5.00
1/4/2005	1.11	1.18	1.10	1.18	23,300	5.90
12/31/2004	1.19	1.19	1.11	1.18	2,900	5.90
12/30/2004	1.05	1.20	1.05	1.20	12,100	6.00
12/29/2004	1.00	1.05	0.96	1.05	33,900	5.25
12/24/2004	0.96	0.96	0.96	0.96	400	4.80
12/23/2004	1.00	1.00	1.00	1.00	2,400	5.00

12/22/2004	1.00	1.00	0.96	0.96	5,600	4.80
12/21/2004	1.00	1.10	1.00	1.00	55,000	5.00
12/20/2004	1.00	1.10	0.96	1.00	33,400	5.00
12/17/2004	0.92	1.00	0.92	1.00	15,200	5.00
12/16/2004	0.90	0.90	0.90	0.90	—	4.50
12/15/2004	1.00	1.00	0.90	0.90	7,500	4.50
12/14/2004	0.95	0.95	0.95	0.95	4,000	4.75
12/13/2004	0.90	0.90	0.90	0.90	300	4.50
12/10/2004	0.95	0.95	0.85	0.85	2,000	4.25
12/9/2004	0.95	0.95	0.95	0.95	1,000	4.75
12/8/2004	0.96	1.00	0.96	1.00	2,100	5.00
12/7/2004	0.95	0.95	0.95	0.95	1,100	4.75
12/6/2004	0.95	0.95	0.92	0.95	13,800	4.75
12/3/2004	0.94	0.95	0.94	0.95	1,000	4.75
12/2/2004	0.88	0.88	0.88	0.88	—	4.40
12/1/2004	0.85	0.90	0.85	0.88	1,400	4.40
11/30/2004	0.86	0.90	0.86	0.90	900	4.50
11/29/2004	0.83	0.90	0.83	0.85	3,000	4.25
11/26/2004	0.91	0.91	0.86	0.86	1,900	4.30
11/25/2004	0.96	0.96	0.91	0.91	3,700	4.55
11/24/2004	0.99	0.99	0.96	0.96	1,300	4.80
11/23/2004	0.99	0.99	0.97	0.99	700	4.95
11/22/2004	1.01	1.01	1.00	1.00	2,800	5.00
11/19/2004	1.05	1.07	1.01	1.05	7,300	5.25
11/18/2004	1.01	1.01	1.01	1.01	1,000	5.05
11/17/2004	1.01	1.01	1.01	1.01	—	5.05
11/16/2004	1.05	1.05	1.01	1.01	3,800	5.05
11/15/2004	1.10	1.10	1.10	1.10	5,000	5.50
11/12/2004	1.08	1.10	1.05	1.05	11,200	5.25
11/11/2004	1.10	1.10	1.10	1.10	—	5.50
11/10/2004	1.10	1.10	1.10	1.10	500	5.50
11/9/2004	1.10	1.10	1.10	1.10	2,400	5.50
11/8/2004	1.00	1.20	1.00	1.20	10,000	6.00
11/5/2004	1.00	1.00	0.91	0.91	1,300	4.55
11/4/2004	0.90	1.00	0.90	1.00	1,500	5.00
11/3/2004	0.80	0.80	0.75	0.75	1,100	3.75
11/2/2004	0.79	0.79	0.79	0.79	3,000	3.95
11/1/2004	0.80	0.80	0.80	0.80	3,600	4.00
10/29/2004	0.85	0.85	0.85	0.85	4,700	4.25
10/28/2004	0.78	0.78	0.76	0.76	13,200	3.80
10/27/2004	0.75	0.75	0.75	0.75	15,300	3.75
10/26/2004	0.76	0.76	0.76	0.76	400	3.80
10/25/2004	0.76	0.76	0.76	0.76	800	3.80

10/22/2004	0.75	0.75	0.75	0.75	200	3.75
10/21/2004	0.77	0.78	0.77	0.77	4,000	3.85
10/20/2004	0.78	0.78	0.77	0.77	600	3.85
10/19/2004	0.78	0.78	0.78	0.78	100	3.90
10/18/2004	0.76	0.78	0.76	0.78	7,800	3.90
10/15/2004	0.74	0.75	0.74	0.75	20,400	3.75
10/14/2004	0.73	0.75	0.70	0.74	35,900	3.70
10/13/2004	0.79	0.79	0.70	0.79	3,800	3.95
10/12/2004	0.70	0.70	0.70	0.70	600	3.50
10/8/2004	0.80	0.80	0.75	0.75	1,300	3.75
10/7/2004	0.75	0.79	0.75	0.79	1,700	3.95
10/6/2004	0.70	0.70	0.70	0.70	—	3.50
10/5/2004	0.70	0.70	0.70	0.70	3,000	3.50
10/4/2004	0.80	0.80	0.75	0.75	37,000	3.75
10/1/2004	0.70	0.75	0.70	0.75	12,500	3.75
9/30/2004	0.70	0.70	0.70	0.70	—	3.50
9/29/2004	0.70	0.70	0.70	0.70	—	3.50
9/28/2004	0.65	0.75	0.65	0.70	4,900	3.50
9/27/2004	0.62	0.62	0.62	0.62	2,700	3.10
9/24/2004	0.58	0.60	0.58	0.60	2,000	3.00
9/23/2004	0.63	0.65	0.58	0.58	3,400	2.90
9/22/2004	0.57	0.65	0.57	0.62	8,100	3.10
9/21/2004	0.70	0.70	0.42	0.53	93,400	2.65
9/20/2004	0.75	0.75	0.75	0.75	1,000	3.75
9/17/2004	0.80	0.80	0.80	0.80	1,000	4.00
9/16/2004	0.75	0.75	0.75	0.75	200	3.75
9/15/2004	0.30	0.30	0.30	0.30	—	1.50